Exhibit 99.1

Stockholm, Sweden November 3, 2020

Calliditas closes acquisition of a controlling interest in Genkyotex SA

Calliditas Therapeutics AB (publ) (“Calliditas”) (Nasdaq OMX – CALTX; NASDAQ – CALT) today announced the closing of the acquisition of 62.7% of Genkyotex SA (“Genkyotex”) (Euronext Paris & Brussels: FR0013399474 – GKTX) in an off-market transaction.

On August 13, 2020, Calliditas announced that it had entered into an agreement to acquire 7,236,515 ordinary shares of Genkyotex from Genkyotex’s largest shareholders and management team (the “Block Sellers”), representing 62.7% of the share capital and voting rights. Having now received clearance from the French Minister of Economy and Finance regarding foreign investments into France, Calliditas has closed the off-market block trade for a total consideration of €19.8M in cash (€2.73 per ordinary share*) plus contingent rights payable upon regulatory approvals of setanaxib, Genkyotex’s lead asset.

Calliditas will now, in compliance with French and Belgian securities law, file with the French Financial Market Authority (Autorité des Marchés Financiers – the “AMF”) a simplified mandatory cash tender offer for the remaining Genkyotex shares at €2.80 per ordinary share plus contingent rights payable upon regulatory approvals of setanaxib. The outcome from the tender offer, if approved by the AMF, is expected to be reported in December and will be followed by a squeeze-out of the non-tendered shares under the same terms if Calliditas then holds more than 90% of the outstanding Genkyotex shares.

“We are excited to announce the closing of this transaction, paving the way for continued clinical development of Setanaxib and related compounds. The class of NOX inhibitors has the potential to make an imprint on the clinical approach of treating fibrotic diseases and we are excited to contribute to this development”, said CEO Renée Aguiar-Lucander.

Total acquisition cost for 100% of Genkyotex shares outstanding will amount to approximately €31.7M, plus potential future value relating to contingent rights amounting to a maximum of €55M, subject to future regulatory approvals of setanaxib.

* Certain transaction costs (amounting to circa €0.07 per share) have been deducted from the price paid to the block sellers.

For further information, please contact:

Marie Galay, IR Manager, Calliditas

Tel.: +44 7955129845, email: marie.galay@calliditas.com

The information was sent for publication, through the agency of the contact persons set out above, on November 3, 2020 at 3:15 p.m. CET.

About Calliditas

Calliditas Therapeutics is a specialty pharmaceutical company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of the autoimmune renal disease IgA nephropathy, or IgAN, for which there is a high unmet medical need and there are no approved treatments. Calliditas is running a global Phase 3 study within IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, business plans and focus, including the proposed acquisition of a controlling interest in Genkyotex, plans for acquisition of the remaining shares of Genkyotex and the intended benefits of such transaction. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’ business, operations, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, the ability of the parties to complete the Genkyotex transaction and to realize the intended benefits therefrom, and other risks identified in the section entitled “Risk Factors” Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.